Filed pursuant to General Instruction II.L of Form F-10
File No. 333-298852

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated September 15, 2026 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910 0850, and are also available electronically on the Canadian System for Electronic Document Analysis and Retrieval+, or SEDAR+, which can be accessed at www.sedarplus.ca or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated September 15, 2026

New Issue	November 3, 2026

CARDIOL THERAPEUTICS INC.

UP TO US$75,000,000

Class A Common Shares

This Prospectus Supplement, together with the accompanying Base Shelf Prospectus, qualifies the distribution (the “Offering”) of Class A common shares (the “Offered Shares”) of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we” or “our” or “us”) having an aggregate sale price of up to $75,000,000. See “Description of Securities Being Distributed”.

We have entered into an open market sale agreement dated November 3, 2026 (the “Sales Agreement”) with Jefferies LLC (the “Agent”) pursuant to which we may distribute the Offered Shares in the United States only through the Agent, as our agent for the distribution of the Offered Shares or as principal. Upon delivery by us of a placement notice, if any, the Agent may sell the Offered Shares under this Prospectus Supplement and the Base Shelf Prospectus in the United States only and such sales will be made by transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including, without limitation and as applicable, sales made directly through the Nasdaq Capital Market (the “Nasdaq”) and any other existing trading market for the Offered Shares in the United States. No Offered Shares will be sold under the Sales Agreement on the Toronto Stock Exchange (“TSX”) or on other trading markets in Canada. The Agent will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices and on terms that are mutually agreed between the Agent and us. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices at which the Offered Shares are sold may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Offering is being made in the United States under the terms of the Corporation's registration statement on Form F-10 (File No. 333-298852) (as amended, the “U.S. Registration Statement”) filed with the SEC under the U.S. Securities Act and effective upon filing on September 16, 2026.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

The issued and outstanding Class A common shares (the “Common Shares”) are listed and posted for trading on the TSX and Nasdaq under the symbol “CRDL”. On November 2, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the Nasdaq was C$1.47 and $1.04 per Common Share, respectively. The Corporation has submitted a notification of listing for the Offered Shares on the Nasdaq and has received conditional approval to list the Offered Shares on the TSX. Listing on the Nasdaq and the TSX will be subject to the Corporation fulfilling all of the listing requirements of the Nasdaq and the TSX, respectively.

In connection with the sale of the Offered Shares on our behalf, the Agent may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agent may be deemed to be an underwriting commission or discount. We have agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

We will pay the Agent 3.0% of the gross proceeds from the sale of the Offered Shares pursuant to the Sales Agreement. See “Plan of Distribution” and “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the compensation paid to the Agent.

Neither the Agent, nor its affiliates, nor any person or company acting jointly or in concert with the Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares. See “Plan of Distribution”.

An investment in the Offered Shares is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described in this Prospectus Supplement and in the documents incorporated by reference herein before purchasing the Offered Shares. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess income tax, legal and other aspects of the investment. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in the Base Shelf Prospectus.

Cardiol is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Corporation is incorporated or organized under the laws of Ontario, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the Agent or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

Prospective purchasers should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Corporation and the Agent have not authorized anyone to provide prospective purchasers with information different from that contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. The Agent is offering to sell and seeking offers to buy the Offered Shares only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. Prospective purchasers should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the cover page of this Prospectus Supplement. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

The registered and head office of the Corporation is located at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Dr. Guillermo Torre-Amione, Dr. Timothy Garnett, Colin Stott, Jennifer Chao and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Dr. Garnett, Mr. Stott, Ms. Chao and Ms. Loxam have appointed Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

TABLE OF CONTENTS

Prospectus Supplement

Table of contents

Base Shelf Prospectus

v

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING base shelf PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering.

Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. We are not making an offer of the Offered Shares in any jurisdiction where such offer is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Cardiol and the Offered Shares.

References in this Prospectus Supplement to “Cardiol”, “we”, “us” or “our” refer to the Corporation, unless the context indicates otherwise.

EXCHANGE RATE INFORMATION

The financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS, as issued by the IASB, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada. References in this Prospectus Supplement to “dollars”, or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	US$ to C$ Fiscal Year Ended December 31		US$ to C$ 6 Months Ended June 30
	2025	2024	2026	2025
Rate at the end of period	1.3706	1.4389	1.4210	1.3643
Average rate during period	1.3978	1.3698	1.3781	1.4094
Highest rate during period	1.4603	1.4416	1.4234	1.4603
Lowest rate during period	1.3558	1.3316	1.3515	1.3558

On November 2, 2026, the daily exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.3978.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “Forward-Looking Information”).

Forward-looking information can be identified by words or phrases such as: “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward-looking information are not historical facts.

The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:

•	the future issuance of Offered Shares and the terms, conditions and amount thereof;

•	our use of proceeds from the sale of Offered Shares, if any;

•	the plan of distribution with respect to the sale of Offered Shares;

•	compensation payable to the Agent in connection with the sale of Offered Shares;

•	the expenses of the Offering;

•	our anticipated cash needs, and the need for additional financing;

•	our development of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;

•	our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;

•	our ability to develop new formulations of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;

•	the successful development and commercialization, if approved, of our current product candidates and the addition of future products and product candidates;

•	the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;

•	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including, but not limited to, acute myocarditis, recurrent pericarditis, and heart failure;

•	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;

•	our patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•	our competitive position and the regulatory environment in which we operate;

•	the molecular targets and mechanism of action of our product candidates;

•	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•	expectations of future results, performance, milestones, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective investors should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation's expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

•	the inherent uncertainty of product development including testing, research, pre-clinical studies, and clinical trials;

•	our requirement for additional financing;

•	our negative cash flow from operations;

•	our history of losses;

•	dependence on the success of our product candidates which may not generate revenue, if approved;

•	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

•	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•	our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug/Medicine Designations/Approvals, for our product candidates;

•	delays in achievement of projected development goals;

•	management of additional regulatory burdens;

•	volatility in the market price for the Common Shares;

•	failure to protect and maintain and the consequential loss of intellectual property rights;

•	third-party claims relating to misappropriation by the Corporation of their intellectual property;

•	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•	our reliance on research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;

•	claims for personal injury or death arising from the use of our future products and product candidates;

•	uncertainty relating to market acceptance of our product candidates, if approved;

•	our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;

•	securing third-party payor reimbursement for our product candidates, if approved;

•	the level of pricing and reimbursement for our product candidates, if approved;

•	our dependence on contract manufacturers;

•	unsuccessful collaborations with third parties;

•	business disruptions affecting third-party suppliers and manufacturers;

•	delays in the timing of regulatory authority decision-making, actions, and meetings as a result of workforce re-alignment, and potentially significant reductions in workforce or other resources, including at the United States Food and Drug Administration (“U.S. FDA”) and other U.S. federal agencies;

•	lack of control in future production and selling prices of our product candidates, if approved;

•	competition in our industry;

•	our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•	unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;

•	product liability claims and product recalls;

•	inability to expand our business to other jurisdictions;

•	fraudulent activities of employees, contractors, and consultants;

•	our reliance on key inputs and their related costs;

•	difficulty associated with forecasting demand for products;

•	operating risk and insurance coverage;

•	our inability to manage growth;

•	conflicts of interest among our officers and directors;

•	managing damage to our reputation and third-party reputational risks;

•	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;

•	exposure to information systems security threats;

•	no dividends for the foreseeable future;

•	future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;

•	the issuance of Common Shares in the future causing dilution;

•	events outside of our control could adversely affect our operations;

•	our ability to remediate any material weakness in our internal control over financial reporting;

•	global geo-political events, and the responses of governments having a significant effect on the world economy; and

•	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.

Although the Corporation has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions, or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information. Prospective investors shall be advised that these cautionary remarks expressly qualify all forward-looking statements attributable to the Corporation or persons acting on our behalf.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”. For the avoidance of doubt, nothing stated in this section operates to relieve Cardiol from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names, such as “Cardiol” and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Five of our directors reside outside of Canada and they have each appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Dr. Timothy Garnett	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Colin Stott	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Jennifer Chao	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Teri Loxam	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada.

The following documents, each of which has been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:

(a)	the annual information form dated March 31, 2026 (the “Annual Information Form”) for the year ended December 31, 2025;

(b)	the audited financial statements for the years ended December 31, 2025, and December 31, 2024, together with the related notes and auditors' report dated March 31, 2026;

(c)	the management's discussion and analysis for the year ended December 31, 2025 (the “Annual MD&A”);

(d)	the management information circular dated May 7, 2026, for the annual meeting of shareholders of the Corporation held on June 24, 2026;

(e)	the material change report dated January 26, 2026, filed with respect to the Corporation’s announcement that it entered into an agreement with Canaccord Genuity Corp. in connection with the private placement of units of the Corporation for gross proceeds of C$13.5 million;

(f)	the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026, together with its related notes; and

(g)	the management's discussion and analysis for the three and six months ended June 30, 2026 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions that are filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference into and form an integral part of the Base Shelf Prospectus as supplemented by this Prospectus Supplement, for the purposes of the Offering.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of this Prospectus Supplement, are deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. The Corporation may also incorporate by reference into this Prospectus Supplement or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation files or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

If the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Base Shelf Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus only for the purposes of the Offering.

References to the Corporation’s website, www.cardiolrx.com, in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, and the Corporation disclaims any such incorporation by reference.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of Offered Shares hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

When new documents of the type referred to in the paragraph above are filed by the Corporation with the securities commissions or similar authorities in Canada and with the SEC during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC's Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the Sales Agreement described in this Prospectus Supplement;

•	the consent of BDO Canada LLP, the Corporation's independent auditor;

•	the consent of Borden Ladner Gervais LLP, the Corporation's Canadian counsel; and

•	the powers of attorney of the Corporation's directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

ELIGIBILITY FOR INVESTMENT

In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, as amended, the Offered Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account and first home savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan, provided that the:

(i)	Offered Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act).

Notwithstanding the foregoing, the holder of, subscriber of, or annuitant under a Registered Plan, as the case may be (the “Controlling Individual”), will be subject to a penalty tax in respect of the Offered Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. An Offered Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. However, the Offered Shares generally will not be a prohibited investment if the Offered Shares are “excluded property”, as defined in the Tax Act, for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in their particular circumstances.

Prospective purchasers who intend to hold the Offered Shares in trusts governed by such plans should consult with their own tax advisors regarding the application of the “prohibited investment” rules having regard to their particular circumstances.

THE CORPORATION

The Corporation is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Corporation’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAVERIC study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™ in acute myocarditis—an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Corporation is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure—a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.1

Further information regarding the Corporation and its business is set out in the Annual Information Form and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Phase III MAVERIC trial

On September 23, 2026, the Corporation announced enrollment progress and plans to expand MAVERIC, the Corporation’s pivotal Phase III randomized, double-blind, placebo-controlled, multi-center trial evaluating CardiolRx™ for the reduction in risk of recurrence in patients with recurrent pericarditis. As of September 23, 2026, 110 patients had been enrolled in MAVERIC, achieving the Corporation’s original recruitment target ahead of its end-of-September guidance.

1 Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

A blinded review of events in MAVERIC patients who have been randomized 1:1 to either CardiolRx™ or placebo showed a lower level of pericarditis recurrence than anticipated. Following the blinded review, the MAVERIC Steering Committee recommended expanding enrollment to up to 150 patients to capture sufficient events for a robust assessment of CardiolRx™’s potential to reduce recurrence risk. The planned enrollment expansion is designed to support the event count needed to preserve the trial’s planned statistical power and deliver a more robust assessment of CardiolRx™’s efficacy.

In alignment with the primary endpoint used in the pivotal trial of the only FDA-approved therapy for recurrent pericarditis, MAVERIC’s primary efficacy analysis will assess time to a first new episode of pericarditis recurrence. This analysis will evaluate the ability of CardiolRx™ to delay or prevent recurrence over time. The proportion of patients free from a new episode of recurrent pericarditis at the end of the study will be assessed as a secondary endpoint.

Topline results are now anticipated in mid-2027, compared with the Corporation’s previous Q1 2027 guidance. The Corporation’s existing capital is expected to fund completion of MAVERIC, with its cash runway extending into Q1 2028.

Exercise of Warrants

On September 16, 2026, the Corporation announced that it had received proceeds of over $7 million from the exercise of outstanding common share purchase warrants.

Other than as set out above, there have been no material developments in the business of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein. The Corporation may, from time to time during the period that the Offering remains in effect, issue and sell Offered Shares having an aggregate sale price of up to $75,000,000. See “Plan of Distribution”. As a result of the Offering, the consolidated capitalization of the Corporation will increase by the amount of the net proceeds of the Offering (in respect of the addition to the shareholders' equity) in respect of the Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The Agent will receive a cash fee equal to 3.0% of the gross proceeds from the sale of the Offered Shares in connection with the Offering. The Corporation estimates the total fees and expenses of this Offering, excluding the compensation paid to the Agent, will be approximately US$450,000. All fees and expenses related to the Offering will be paid out of the proceeds from the sale of the Offered Shares, unless otherwise stated in this Prospectus Supplement. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The Corporation and the Agent can discontinue the distribution of Offered Shares and terminate the Sales Agreement at any time in accordance with the terms thereof. As a result, there is no guarantee that the maximum amount of Offered Shares described in this Prospectus Supplement will be sold.

The gross proceeds of the Offering will be up to $75,000,000. The table below sets forth the milestones and business objectives of the Corporation to which it intends to use the net proceeds from the Offering, along with the estimated timeframe and costs for completing each. As set forth below, the Corporation intends to use the net proceeds from the Offering to support the development of CardiolRxTM for the treatment of recurrent pericarditis including, subject to the Phase III MAVERIC trial outcomes, supporting a New Drug Application, and to support the clinical development of CRD-38. Beyond these specific uses, Cardiol expects to allocate net proceeds from the Offering to advance our business objectives and for general corporate purposes.

The material factors or assumptions used to develop the estimated costs disclosed in the table below are included under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”. The actual amount that the Corporation spends in connection with each of the intended milestones and business objectives will depend on several factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus Supplement or unforeseen events. As a result, investors should not put undue reliance on the indicated allocation of net proceeds set forth below.

Milestones and Business Objectives(1)	Estimated Timeframe for Completion(2)	Estimated Cost(5)
Complete New Drug Application of CardiolRxTM	TBD(3)	$5,000,000
Complete Phase 1 study with CRD-38	H2 2027(4)	$3,000,000
Initiate Phase II study with CRD-38	TBD(4)	$10,000,000

Notes:

(1) There may be circumstances where, for sound business reasons, the Corporation reallocates the funds or determines not to proceed with a milestone.

(2) The total expenditure may be incurred by the Corporation after the relevant period that is indicated as the target timeframe for completion.

(3) See “Recent Developments” above. If the MAVERIC trial meets its objectives, the details of next steps will be determined in consultation with regulatory agencies and the Corporation's external clinical advisors. Based on a successful end-of-Phase II meeting with the U.S. FDA and subject to MAVERIC outcomes, Cardiol believes the results from MAVERIC will support a New Drug Application. The Corporation may involve a pharmaceutical industry partner to fund commercialization of CardiolRx™ for the treatment of recurrent pericarditis. Given the current stage of the MAVERIC Program, precise details with respect to the additional steps, costs and timing required to reach commercial production cannot yet be determined, however, the Corporation has included additional information for these items in note 7 under the “Milestones and Business Objectives” section of the Base Shelf Prospectus.

(4) If the Corporation determines that the study has met its objectives, it currently expects to undertake the next steps in its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with its external clinical advisors and regulatory agencies. The timeline and costs to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry to fund the clinical development and commercialization of CRD-38.

(5) The estimated costs above exclude an estimated $2,500,000 – $3,000,000 per quarter of cash general and administrative costs.

The Corporation will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares and there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with the intended uses of proceeds may vary significantly, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus and the documents incorporated by reference herein and therein.

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

The Corporation relies on contract research organizations, clinical data management organizations, and consultants to design, conduct, supervise, and monitor pre-clinical studies of its product candidates and planned clinical trials. See “Business of Cardiol – Research Programs” in the Annual Information Form.

Negative Cash Flow from Operations

For the years ended December 31, 2025, and December 31, 2024, the Corporation had negative cash flow from operating activities. To the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Offering

The Offering consists of the Offered Shares, and this Prospectus qualifies the distribution of the Offered Shares.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of the close of business on November 2, 2026, there were 122,579,738 issued and outstanding Common Shares.

See “Description of Common Shares” in the Base Shelf Prospectus for a more detailed description of the attributes of the Common Shares.

The Common Shares are currently listed on the TSX and Nasdaq under the symbol “CRDL”.

See “Trading Price and Volume” in this Prospectus Supplement and “Price Range and Trading Volume” in the Base Shelf Prospectus for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.

PLAN OF DISTRIBUTION

We entered into the Sales Agreement with the Agent, under which we may offer and sell up to $75,000,000 of Offered Shares from time to time through the Agent. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Base Shelf Prospectus will be made at market prices by any method that is deemed to be an “at-the-market distribution” under NI 44-102 and an “at-the-market offering” as defined in Rule 415(a)(4) under the U.S. Securities Act.

Each time the Corporation wishes to issue and sell Offered Shares under the Sales Agreement, it will notify the Agent of the number of Offered Shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of Offered Shares to be sold in any one day and any minimum price below which sales may not be made. Once the Corporation has so instructed the Agent, unless the Agent declines to accept the terms of such notice, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal trading and sales practices, to sell such Offered Shares up to the amount specified on such terms, directly on the Nasdaq or other existing trading markets in the United States. No Offered Shares will be sold on the TSX or on other trading markets in Canada. The obligations of the Agent under the Sales Agreement to sell Offered Shares are subject to a number of conditions that the Corporation must meet. Subject to pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution.

The settlement of sales of Offered Shares between the Corporation and the Agent is generally anticipated to occur on the first business day following the trading day on which the sale was made. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Corporation and the Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Corporation will pay the Agent a commission of 3% of the aggregate gross proceeds it receives from each sale of Offered Shares. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Corporation, if any, are not determinable at this time. In addition, the Corporation has also agreed to reimburse the Agent for all of its reasonable and documented expenses in an amount not to exceed $100,000 in addition to certain ongoing disbursements of its legal counsel, pursuant to the terms of the Sales Agreement. The estimated total expenses for the offering, excluding any commissions or expense reimbursement payable to the Agent under the terms of the Sales Agreement, will be approximately US$450,000. The remaining sale proceeds, after deducting any other transaction fees, will equal the net proceeds to the Corporation from the sale of such Offered Shares.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

The Agent will provide written confirmation to the Corporation before the open on the Nasdaq on the day following each day on which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the aggregate gross proceeds of such sales and the proceeds to the Corporation.

The Corporation will disclose the number and average price of Offered Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management’s discussion and analysis filed on SEDAR+ and on EDGAR.

In connection with the sales of Offered Shares, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Corporation has agreed to indemnify the Agent against certain civil liabilities, including liabilities under the U.S. Securities Act. We have also agreed to contribute to payments the Agent may be required to make in respect of such liabilities. Neither the Agent nor its affiliates will engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of the Offered Shares pursuant to the Sales Agreement. The Agent, and no person or company acting jointly or in concert with the Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

The Offering will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; (ii) the termination of the Sales Agreement as permitted therein; and (iii) the expiry of the Base Shelf Prospectus. The Corporation and the Agent may each terminate the Sales Agreement at any time upon ten days’ prior notice.

If either we or the Agent have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the U.S. Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and the Agent may, at its sole discretion, suspend sales of the Offered Shares under the Sales Agreement.

To the extent required by Regulation M under the U.S. Exchange Act, the Agent will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

Neither the Corporation nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement will be filed as an exhibit to a report on Form 6-K filed under the U.S. Exchange Act, and will be incorporated by reference in the U.S. Registration Statement of which this Prospectus Supplement forms a part.

The Agent and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they may in the future receive customary fees. In the course of its business, the Agent may actively trade the Corporation’s securities for its own account or for the accounts of customers, and, accordingly, the Agent may at any time hold long or short positions in such securities.

A copy of this Prospectus Supplement and the accompanying Base Shelf Prospectus in electronic format may be made available on a website maintained by the Agent, and the Agent may distribute the Prospectus Supplement and the accompanying Base Shelf Prospectus electronically.

The TSX has conditionally approved the listing of the Offered Shares, subject to the Corporation fulfilling all of the listing requirements of the TSX. The Corporation has submitted a notification of listing for the Offered Shares on the Nasdaq. Listing will be subject to the Corporation fulfilling all of the listing requirements of the Nasdaq.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, the following summary, as of the date hereof, fairly presents the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of the Offered Shares by a holder who acquires, as beneficial owner, the Offered Shares pursuant to this Prospectus Supplement. This summary applies only to a holder who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, for the purposes of the Tax Act, and at all relevant times: (i) deals at arm's length with the Corporation and the Agent; (ii) is not affiliated with the Corporation or the Agent; and (iii) holds the Offered Shares as capital property (a “Holder”).

The Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Offered Shares, (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), (vii) that is exempt from tax under Part I of the Tax Act, (viii) that is a partnership, or (ix) that is a corporation resident in Canada that, is, or becomes, or does not deal at arm's length with a corporation resident in Canada that is, or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm's length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, in force as of the date hereof, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. On January 29, 2026, the Department of Finance (Canada) released for consultation proposed amendments to the Tax Act. These proposed amendments, which were further revised on July 23, 2026, would, if enacted, amend certain “hybrid mismatch” provisions of the Tax Act and introduce other consequential amendments (“Hybrid Mismatch Proposals”). This summary does not take into account the Hybrid Mismatch Proposals, but otherwise takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty or convention (a “Resident Holder”).

Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares.

Such dividends (including deemed dividends) received by a Resident Holder that is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends”. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends and the Corporation has made no commitments in this regard.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined in the Tax Act), will generally be liable to pay a tax under Part IV of the Tax Act (refundable under certain circumstances) on dividends received (or deemed to be received) on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year.

Dispositions of Offered Shares

A disposition or a deemed disposition of an Offered Share (except to the Corporation, other than a purchase by the Corporation in the open market, if the Corporation acquired the Offered Share in the manner in which shares would normally be purchased by any member of the public in the open market) by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, as the case may be, exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition. The adjusted cost base of the Offered Shares to a Resident Holder will be determined by averaging the cost of such Offered Shares with the adjusted cost base (determined immediately before the acquisition of the Offered Shares) of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for the purposes of the Tax Act of the Offered Shares will include all amounts paid or payable by the Holder for such Offered Shares, subject to certain adjustments under the Tax Act. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Refundable Tax Applicable to Certain Private Corporations

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” or that is at any time in the taxation year a “substantive CCPC” (each as defined in the Tax Act) may be liable to pay a tax (refundable under certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to which these rules may be relevant are urged to consult their own tax advisors.

Alternative Minimum Tax

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Offered Shares or realizes a capital gain on the disposition or deemed disposition of Offered Shares may be liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Treaty), including the ability to claim benefits thereunder.

Dispositions of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention (including as a result of the application of the MLI) between Canada and the country in which the Non-Resident Holder is resident.

Generally, an Offered Share will not constitute taxable Canadian property of a Non-Resident Holder provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non- Resident Holder did not deal at arm's length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may be deemed to be “taxable Canadian property” to a Non-Resident Holder in certain other circumstances.

On July 23, 2026, the Department of Finance (Canada) released draft legislative proposals containing numerous technical amendments to the Tax Act (the “July 2026 Proposals”). The July 2026 Proposals included amendments to the definition of taxable Canadian property, including rules which would deem a Non-Resident Holder’s shareholdings in the Corporation for purposes of the 25% threshold referred to in (i), above, to include an option in respect of, or an interest in the Corporation. Non-Resident Holders should consult their own tax advisors in this regard.

If the Offered Shares are taxable Canadian property of a Non-Resident Holder at the time of disposition, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention (including as a result of the application of the MLI), the consequences described above under the headings “Holders Resident in Canada - Dispositions of Offered Shares” and “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Such Non-Resident Holders should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Offered Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Offered Shares pursuant to this Prospectus Supplement and hold such Offered Shares as capital assets (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities, commodities or currencies or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, U.S. expatriates and certain former citizens or residents of the United States, persons who hold Offered Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale or other integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes) or that hold securities in connection with a trade or business, permanent establishment, or fixed base outside the United States, persons that own directly, indirectly or through attribution, 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, S corporations, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Offered Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences relating to an investment in the Offered Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Offered Shares.

Persons considering an investment in Offered Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Offered Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we were a PFIC for the taxable year ended December 31, 2025 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from this Offering, and the value of our assets (which may be determined, in part, by reference to the market value of Offered Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Offered Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Offered Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Offered Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain rateably over the U.S. Holder’s holding period for Offered Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Offered Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Offered Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Offered Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Offered Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Offered Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Offered Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Offered Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Offered Shares if such U.S. Holder makes a valid “mark-to-market” election for our Offered Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Offered Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Offered Shares held at the end of such taxable year over the adjusted tax basis of such Offered Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Offered Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Offered Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Offered Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Offered Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Offered Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. Holder’s U.S. federal income tax return for the tax year with respect to which the form should have been filed.

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Offered Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares. In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such securities to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Offered Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Offered Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Offered Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Offered Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Offered Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Offered Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Offered Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Offered Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Tax Convention (1980), as amended (the “Treaty”), which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Offered Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the Treaty is applicable, or if the Offered Shares are readily tradable on an established securities market in the United States, dividends paid on Offered Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

The amount of any distribution paid in Canadian Dollars that will be included in your gross income will be equal to the U.S. Dollar value of the distribution, calculated using the exchange rate in effect on the date you receive the dividend, regardless of whether the payment is actually converted into U.S. Dollars. Any gain or loss resulting from foreign currency exchange rate fluctuations during the period from the date the dividend is received to the date the Canadian Dollars are converted into U.S. Dollars will be treated as ordinary income or loss and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. If the Canadian Dollars are converted into U.S. Dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend. The amount of any distribution of property other than cash generally will be the fair market value of such property on the date of distribution.

Sale, Exchange or Other Disposition of Offered Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Offered Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Offered Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Offered Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Offered Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

If you receive foreign currency on the disposition of Offered Shares, the amount realized generally will be the U.S. Dollar value of the payment received determined on the date of the disposition. If the Offered Shares are treated as traded on an “established securities market,” a cash basis U.S. Holder (or an accrual basis U.S. Holder that makes a special election that must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. Dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the disposition. If you are an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. Dollar amount realized on the date of disposition and the U.S. Dollar value of the currency received at the spot rate on the settlement date. Since Offered Shares will be sold through Nasdaq and priced in U.S. Dollars, your initial tax basis in your Offered Shares will be your U.S. Dollar cost of Offered Shares.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Offered Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, U.S. Treasury regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a particular year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Net Investment Income “Medicare” Tax

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Offered Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Offered Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws, certain U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. income tax return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938. U.S. Holders paying more than US$100,000 for Offered Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and may also be subject to backup withholding tax, currently at the rate of 24%, unless the U.S. Holder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption from backup withholding. In addition, if we are not provided with a U.S. Holder’s correct taxpayer identification number or other adequate basis for exemption, the U.S. Holder may be subject to certain penalties imposed by the IRS. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE OFFERED SHARES. PERSONS CONSIDERING PURCHASING ANY OFFERED SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE OFFERED SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC the U.S. Registration Statement relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Common Shares.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the 12 months preceding the date of this Prospectus Supplement:

Month	High (C$)	Low (C$)	Volume (#)
November 1 – 2	1.57	1.45	112,613
October 2026	2.36	1.53	4,342,013
September 2026	3.23	2.33	5,909,026
August 2026	3.15	1.80	5,280,570
July 2026	1.85	1.37	2,234,316
June 2026	1.75	1.43	915,990
May 2026	1.92	1.68	1,047,223
April 2026	2.33	1.76	3,583,705
March 2026	1.92	1.22	3,552,163
February 2026	1.49	1.28	1,405,384
January 2026	1.57	1.28	1,554,201
December 2025	1.55	1.24	2,324,396
November 2025	1.63	1.35	1,686,709
October 2025	1.93	1.41	3,702,110

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the Nasdaq for the 12 months preceding the date of this Prospectus Supplement:

Month	High ($)	Low ($)	Volume (#)
November 1 – 2	1.12	1.03	740,366
October 2026	1.64	1.08	29,176,465
September 2026	2.34	1.64	26,129,140
August 2026	2.28	1.21	31,407,722
July 2026	1.32	0.96	20,062,694
June 2026	1.27	1.00	7,828,481
May 2026	1.40	1.21	7,547,751
April 2026	1.71	1.28	15,988,202
March 2026	1.39	0.90	19,045,068
February 2026	1.10	0.93	6,873,992
January 2026	1.08	0.94	6,531,989
December 2025	1.12	0.88	13,277,781
November 2025	1.16	0.94	7,677,481
October 2025	1.38	0.99	17,873,568

PRIOR SALES

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares	Issuance Prices
October 1, 2025(2)	36,534		N/A
October 1, 2025(1)	133,334		N/A
October 6, 2025(2)	6,997		N/A
October 7, 2025(2)	88,667		N/A
October 17, 2025	9,955,000	US$	1.00
October 20, 2025	1,470,000	US$	1.00
October 21, 2025(2)	310,000		N/A
October 23, 2025(2)	50,000		N/A
October 27, 2025(2)	8,152		N/A
November 7, 2025(2)	483,242		N/A
November 10, 2025(2)	100,000		N/A
November 18, 2025(2)	10,000		N/A
November 26, 2025(1)	20,300		N/A
December 5, 2025(2)	66,381		N/A
December 15, 2025(2)	14,643		N/A
December 31, 2025(2)	48,037		N/A
January 23, 2026	11,423,078	C$	1.30
January 29, 2026(2)	63,304		N/A
February 13, 2026(2)	73,641		N/A
March 3, 2026(2)	55,052		N/A
April 2, 2026(2)	42,680		N/A
April 6, 2026(2)	150,000		N/A
April 7, 2026(2)	218,197		N/A
April 9, 2026(4)	1,279,671		N/A
April 10, 2026(2)	312,500		N/A
April 20, 2026(2)	19,806		N/A
April 22, 2026(5)	700,000	US$	1.35
April 24, 2026(5)	400,000	US$	1.35
April 27, 2026(5)	250,000	US$	1.35
May 1, 2026(2)	27,302		N/A
June 1, 2026(2)	53,313		N/A
June 5, 2026(2)	550,000		N/A
June 10, 2026(2)	9,175		N/A
July 2, 2026(2)	57,128		N/A
July 10, 2026(2)	9,524		N/A
July 13, 2026(1)	26,750		N/A
July 28, 2026(2)	200,000		N/A
August 4, 2026(2)	49,223		N/A
August 11, 2026(2)	100,000		N/A
August 11, 2026(4)	495,318		N/A

Date of Issuance	Number of Common Shares	Issuance Prices
August 18, 2026(4)	206,369		N/A
August 18, 2026(1)	180,250		N/A
August 18, 2026(5)	122,500	US$	1.35
August 18, 2026(3)	7,500	C$	1.61
August 19, 2026(1)	177,500		N/A
August 21, 2026(1)	42,624		N/A
August 21, 2026(5)	100,000	US$	1.35
August 27, 2026(1)	13,500		N/A
August 27, 2026(5)	825,000	US$	1.35
August 28, 2026(1)	70,000		N/A
August 28, 2026(5)	312,500	US$	1.35
August 31, 2026(5)	50,000	US$	1.35
September 2, 2026(2)	55,031		N/A
September 2, 2026(5)	1,500,000		US$1.35
September 8, 2026(5)	175,000		US$1.35
September 16, 2026(5)	852,500		US$1.35
September 18, 2026(2)	4,878		N/A
September 23, 2026(5)	100,000		US$1.35
October 5, 2026(4)	40,336		N/A
October 5, 2026(5)	25,000		US$1.35
October 8, 2026(4)	800,000		N/A
October 13, 2026(4)	6,579		N/A
October 20, 2026(4)	40,000		N/A
October 29, 2026(4)	50,000		N/A

Notes:

(1)	Common Shares issued pursuant to the redemption of restricted share units.
(2)	Common Shares issued pursuant to the redemption of performance share units.
(3)	Common Shares issued pursuant to the exercise of stock options.
(4)	Common Shares issued pursuant to settlement of payables for performance share units.
(5)	Common Shares issued pursuant to exercise of warrants.

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Type of Security Issued	Number of Securities Issued	Issuance/Exercise Price per Security
October 1, 2025(1)	Performance Share Units	35,000		N/A
October 17, 2025	Warrants	4,977,500	US$	1.35
October 20, 2025	Warrants	735,000	US$	1.35
November 6, 2025(1)	Performance Share Units	2,000,000		N/A
November 7, 2025(1)	Performance Share Units	586,000		N/A
December 3, 2025(1)	Options	2,620,000	C$	1.40
December 3, 2025(1)	Options	490,000	US$	1.00
December 5, 2025(1)	Performance Share Units	65,000		N/A
December 30, 2025(1)	Restricted Share Units	189,021		N/A
December 31, 2025(1)	Performance Share Units	6,535		N/A
January 23, 2026	Warrants	5,711,539	C$	1.75
February 12, 2026(1)	Performance Share Units	215,000		N/A
March 3, 2026(1)	Performance Share Units	8,342		N/A
March 27, 2026(1)	Performance Share Units	1,279,671		N/A
April 2, 2026(1)	Performance Share Units	567,075		N/A
April 10, 2026(1)	Performance Share Units	300,000		N/A
April 20, 2026(1)	Performance Share Units	5,906		N/A
June 1, 2026(1)	Performance Share Units	17,642		N/A
June 4, 2026(1)	Performance Share Units	400,000		N/A
June 30, 2026(1)	Restricted Share Units	105,238		N/A
July 2, 2026(1)	Performance Share Units	21,911		N/A
July 28, 2026(1)	Performance Share Units	300,000		N/A
August 4, 2026(1)	Performance Share Units	515,403		N/A
August 18, 2026(1)	Performance Share Units	200,000		N/A
September 1, 2026(1)	Performance Share Units	70,692		N/A
September 3, 2026(1)	Performance Share Units	50,000		N/A
October 5, 2026(1)	Performance Share Units	36,076		N/A
October 8, 2026(1)	Performance Share Units	800,000		N/A
October 26, 2026(1)	Performance Share Units	50,000		N/A
TOTAL		22,358,551		N/A

Notes:

(1)	Stock options, restricted share units, and performance share units issued pursuant to the Corporation's Omnibus Equity Incentive Plan. Each stock option, restricted share unit, and performance share unit is exercisable for one Common Share.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP. As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of outstanding securities of the Corporation.

Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Locke LLP and on behalf of the Agent by DLA Piper LLP (US).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar in Canada and in the United States for the Offered Shares is Odyssey Trust Company, Trader’s Bank Building 702 – 67 Yonge Street, Toronto, ON M5E 1J8.

INDEPENDENT AUDITOR

Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

RISK FACTORS

An investment in Offered Shares is subject to a number of risks, including those set forth in our Annual Information Form (filed as an exhibit to our Annual Report on Form 40-F), in the management's discussion and analysis for our most recently completed financial year and in the Base Shelf Prospectus. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Offered Shares:

An investment in the Common Shares is speculative and investors may lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in investments that involve significant risk and who can afford to lose their entire investment should consider an investment in the Corporation. There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.

Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.

The Corporation intends to use the net proceeds from the Offering as set forth in this Prospectus Supplement under the heading “Use of Proceeds”; however, management of the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. Management of the Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation's best interest to do so. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation's bank account or invested at the discretion of the board of directors of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation's business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

Investors may experience dilution from future offerings.

The Corporation may raise funds in the future through the sale of additional securities of the Corporation. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder.

The Corporation has a history of negative cash flow.

The Corporation had negative operating cash flow for the financial years ended December 31, 2025 and December 31, 2024. The Corporation cannot guarantee that it will attain or maintain positive cash flow status in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Use of Proceeds”.

The Corporation’s Common Shares are subject to market price volatility.

The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation's business, including fluctuations in the Corporation's operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts' expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation's performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation's operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation's performance.

The Annual Information Form, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus Supplement and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation's business, financial condition or results of operations.

The market value of Common Shares may also be affected by the Corporation's financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices, and number of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.

The number of Offered Shares sold, at any one time or in total, is unknown.

The Offered Shares will be sold by the Agent at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Offered Shares that may be sold under the Offering. Subject to certain limitations in the Sales Agreement and compliance with applicable law, the Corporation has the discretion to deliver a placement notice to the Agent at any time throughout the term of the Sales Agreement. The number of Offered Shares that are sold by the Agent after delivering a placement notice will fluctuate based on the market price of the Offered Shares during the sales period and limits set by the Corporation with the Agent. Because the price per Offered Share of each Offered Share sold will fluctuate based on the market price of the Offered Shares during the sales period, it is not possible at this stage to predict the number of Offered Shares that will be ultimately issued in connection with a placement notice or in aggregate under the Sales Agreement. If the prevailing market price for the Common Shares declines, then the Corporation will be able to issue more Offered Shares under the Offering and purchasers may suffer greater dilution.

There is no certainty regarding proceeds to the Corporation.

There is no certainty that any amount will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Corporation’s behalf, Offered Shares designated by the Corporation. However, the Corporation is not required to request the sale of any Offered Shares, and the Agent has no obligation to purchase as principal for its own accounts any Offered Shares that the Corporation proposes to sell pursuant to any placement notice delivered by the Corporation to the Agent. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total Offering amount or nothing at all.

The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation's Offered Shares to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Offered Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2025, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from this Offering, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Offered Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Offered Shares, or any “excess distribution” received on its Offered Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Offered Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Offered Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

EXEMPTION FROM FRENCH TRANSLATION REQUIREMENTS

Pursuant to a decision of the Autorité des marchés financiers, the securities regulatory authority in the Province of Québec, dated July 30, 2026, the Corporation was granted exemptive relief from the requirement to translate into French the Base Shelf Prospectus as well as the documents incorporated by reference therein, any prospectus supplement that relates to any future “at-the-market” distribution, including this Prospectus Supplement and all documents incorporated by reference therein. This exemption was granted on the condition that any prospectus, and any documents incorporated by reference therein or any prospectus supplement, be translated into French if the Corporation offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is incorporated under, and governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Cardiol, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Cardiol has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Cardiol appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Cardiol in a U.S. court arising out of or related to or concerning the Offering of the Offered Shares under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in all of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedarplus.ca.

SHORT FORM base shelf PROSPECTUS

New Issue and/or Secondary Offering	September 15, 2026

CARDIOL THERAPEUTICS INC.

US $150,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) may offer and sell, from time to time (the “Offerings”), Class A common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”) or subscription receipts (“Subscription Receipts”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US $150,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities. In addition, one or more securityholders of the Corporation (each a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

The Corporation was incorporated under the laws of the Province of Ontario, Canada. The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this Prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Canadian Judgments Against Foreign Persons.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Cardiol. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars, or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities and (vi) in the case of Securities to be offered and sold by Selling Securityholders, such information in respect of such Selling Securityholders as may be required under applicable securities laws.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions.

A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions, or other compensation payable to the underwriters, dealers, or agents, and any other material terms of the plan of distribution.

The Corporation and the Selling Securityholders may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation or the Selling Securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers, or agents and any other material terms. The Prospectus Supplement may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions). See “Plan of Distribution”. For the avoidance of doubt, any “at-the-market distribution” qualified by the Prospectus Supplement will only be for a distribution of Common Shares.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain, or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’, or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "CRDL", and our outstanding Common Shares are listed on the Nasdaq Capital Market ("Nasdaq") under the symbol "CRDL". On September 14, 2026, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.77, and the closing price of the Common shares on the Nasdaq was US$1.99. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See "Risk Factors".

Investors should be aware that the acquisition, holding, or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular Offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer, or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (the Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.

The registered and head office of the Corporation is located at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Dr. Guillermo Torre-Amione, Dr. Timothy Garnett, Colin Stott, Jennifer Chao, and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Dr. Garnett, Mr. Stott, Ms. Chao, and Ms. Loxam will appoint Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Corporation” refer to Cardiol Therapeutics Inc. References to dollars or “$” are to Canadian currency unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).

Forward-looking information can be identified by words or phrases such as “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward-looking information are not historical facts.

The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:

•	our anticipated cash needs, and the need for additional financing;
•	our development of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;
•	our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;
•	our ability to develop new formulations of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization, if approved;
•	the successful development and commercialization, if approved, of our current product candidates and the addition of future products and product candidates;
•	the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;
•	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including, but not limited to, acute myocarditis, recurrent pericarditis, and heart failure;
•	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;
•	our patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;
•	our competitive position and the regulatory environment in which we operate;
•	the molecular targets and mechanism of action of our product candidates;
•	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and
•	expectations of future results, performance, milestones, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

•	the inherent uncertainty of product development including testing, research, pre-clinical studies, and clinical trials;
•	our requirement for additional financing;
•	our negative cash flow from operations;
•	our history of losses;
•	dependence on the success of our product candidates which may not generate revenue, if approved;
•	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;
•	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;
•	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;
•	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;
•	our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug/Medicine Designations/Approvals, for our product candidates;
•	delays in achievement of projected development goals;
•	management of additional regulatory burdens;
•	volatility in the market price for the Common Shares;
•	failure to protect and maintain and the consequential loss of intellectual property rights;
•	third-party claims relating to misappropriation by the Corporation of their intellectual property;
•	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;
•	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;
•	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;
•	our reliance on research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;
•	claims for personal injury or death arising from the use of our future products and product candidates;
•	uncertainty relating to market acceptance of our product candidates, if approved;
•	our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;
•	securing third-party payor reimbursement for our product candidates, if approved;
•	the level of pricing and reimbursement for our product candidates, if approved;
•	our dependence on contract manufacturers;
•	unsuccessful collaborations with third parties;
•	business disruptions affecting third-party suppliers and manufacturers;
•	delays in the timing of regulatory authority decision-making, actions, and meetings as a result of workforce re-
•	alignment, and potentially significant reductions in workforce or other resources, including at the United States Food and Drug Administration (“U.S. FDA”) and other U.S. federal agencies;
•	lack of control in future production and selling prices of our product candidates, if approved;
•	competition in our industry;
•	our inability to develop new technologies and products and the obsolescence of existing technologies and products;
•	unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;
•	product liability claims and product recalls;
•	inability to expand our business to other jurisdictions;
•	fraudulent activities of employees, contractors, and consultants;
•	our reliance on key inputs and their related costs;
•	difficulty associated with forecasting demand for products;
•	operating risk and insurance coverage;
•	our inability to manage growth;
•	conflicts of interest among our officers and directors;

•	managing damage to our reputation and third-party reputational risks;
•	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;
•	exposure to information systems security threats;
•	no dividends for the foreseeable future;
•	future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;
•	the issuance of Common Shares in the future causing dilution;
•	events outside of our control could adversely affect our operations;
•	our ability to remediate any material weakness in our internal control over financial reporting;
•	global geo-political events, and the responses of governments having a significant effect on the world economy; and
•	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.

Although the Corporation has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities, and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts), and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”. For the avoidance of doubt, nothing stated in this section operates to relieve Cardiol from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names, such as “Cardiol”, and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS

Five of our directors reside outside of Canada and at the time of filing the final short form base shelf prospectus they will each appoint the following agent for service of process:

Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Dr. Timothy Garnett	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Jennifer Chao	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Teri Loxam	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES

The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation filed with the SEC, concurrently with the U.S. Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement (as defined below).

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$” or “dollars” in this Prospectus are to Canadian dollars, unless otherwise indicated. The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Six Months Ended		Year Ended
	June 30, 2026	June 30, 2025	December 31, 2025	December 31, 2024
Highest rate during the period	1.4234	1.4603	1.4603	1.4416
Lowest rate during the period	1.3515	1.3558	1.3558	1.3316
Average rate for the period	1.3781	1.4094	1.3978	1.3698
Rate at the end of the period	1.4210	1.3643	1.3706	1.4389

On September 14, 2026, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals $1.3909. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

WHERE TO FIND ADDITIONAL INFORMATION

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US $150,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.

The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to the continuous disclosure requirements under applicable Canadian securities laws. In accordance with such requirements, we will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR+ at www.sedarplus.ca.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.ca.

The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form dated March 31, 2026 (the “Annual Information Form”) for the year ended December 31, 2025;

(b)	the audited financial statements for the years ended December 31, 2025, and December 31, 2024, together with the related notes and auditors’ report dated March 31, 2026;

(c)	the management’s discussion and analysis for the year ended December 31, 2025 (the “Annual MD&A”);

(d)	the management information circular dated May 7, 2026, for the annual meeting of shareholders of the Corporation held on June 24, 2026;

(e)	the material change report dated January 26, 2026, filed with respect to the Corporation’s announcement that it entered into an agreement with Canaccord Genuity Corp. in connection with the private placement of units of the Corporation for gross proceeds of $13.5 million;

(f)	the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026, together with its related notes; and

(g)	the management’s discussion and analysis for the three and six months ended June 30, 2026 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 – Short Form Prospectus Distributions that are filed by the Corporation with the Commissions after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the Commissions after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q, or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference in, or as an exhibit to, the U.S. Registration Statement of which this Prospectus forms a part. The Corporation may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

i.	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

ii.	the consent of BDO Canada LLP, the Corporation’s independent auditor;

iii.	the powers of attorney from certain of the Corporation’s directors and officers;

iv.	the form of debt indenture;

v.	a filing fee table.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

SUMMARY DESCRIPTION OF THE BUSINESS

Overview of the Corporation

The Corporation is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Corporation’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAVERIC study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program also studied CardiolRx™ in acute myocarditis—an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Corporation is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure—a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.1

Further information regarding the Corporation and its business is set out in the Annual Information Form and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

On July 14, 2026, the Corporation announced the publication of its Phase II MAVERIC study results in the Journal of the American Heart Association.

Timing and Expenditures for Programs as at June 30, 2026

Program	Original Target Date(5)	Revised Target Date as of June 30, 2026	Cumulative Expenses Incurred to June 30, 2026 ($) (4)	Original Estimated Costs ($) (6)	Estimated Remaining Costs as of June 30, 2026 ($)
MAVERIC Program – Phase III trial	Q2 2026	Q3 2026	9,500,000	12,000,000	5,000,000	Note 1
CRD-38 Program – IND-enabling studies	H2 2026	H1 2027	1,400,000	2,000,000	4,000,000	Note 2
ARCHER Program – Next steps being assessed	N/A	N/A	N/A	N/A	N/A	Note 3

Notes:

(1) The Corporation has continued the expansion of its pivotal Phase III MAVERIC trial in the United States, with the planned activation of additional clinical centers. Phase III MAVERIC expenses increased to $1,708,158 and $3,987,592, respectively, for the three and six months ended June 30, 2026, as additional trial sites were activated and recruitment accelerated versus the three and six months ended June 30, 2025, expenses of $924,114 and $1,878,409, respectively. Target recruitment is anticipated by the end of Q3 2026 to accommodate patient enrollment from additional clinical sites. If the Phase III MAVERIC trial meets its objectives, the details of next steps will be determined in consultation with regulatory agencies and the Corporation’s external clinical advisors. Based on a successful end-of-Phase II meeting with the U.S. FDA and subject to Phase III MAVERIC outcomes, Cardiol believes the results from Phase III MAVERIC will support a New Drug Application. The Corporation may involve a pharmaceutical industry partner to fund commercialization of CardiolRx™ for the treatment of recurrent pericarditis.

(2) The Corporation is currently conducting additional formulation optimization studies as well as Investigational New Drug (“IND”)-enabling studies necessary to support a future IND application with the U.S. FDA to initiate first-in-human Phase I clinical studies. CRD-38 expenses increased to $579,982 and $1,404,684, respectively, for the three and six months ended June 30, 2026, as IND-enabling studies were initiated and formulation optimization studies continued, versus the three and six months ended June 30, 2025, expenses of $205,305 and $400,464, respectively. If Cardiol determines that the IND-enabling studies meet its objectives, next steps related to the clinical development of CRD-38 will be assessed in consultation with external clinical advisors and regulatory agencies. The total cost and timeline to complete the next steps of the clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry to fund the clinical development and commercialization of CRD-38.

(3) ARCHER expenses decreased to $61,475 and $131,466, respectively, for the three and six months ended June 30, 2026, versus the three and six months ended June 30, 2025, expenses of $592,413 and $1,525,323, respectively, as the study was completed and reported results in 2025. The Corporation is reviewing the full Phase II ARCHER results with key opinion leaders in myocarditis and heart failure, regulatory agencies, and representatives from the pharmaceutical industry to determine next steps. Following these discussions, the Corporation will provide an update regarding the timeline for completing potential additional clinical development programs based on the ARCHER data, as well as associated costs—all of which will depend on a variety of factors. The Corporation may involve a pharmaceutical industry partner to support additional clinical development and commercialization of CardiolRx™ and CRD-38 for the treatment of myocarditis, and other inflammatory cardiac conditions including heart failure.

1 Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

(4) Expenses incurred represent cumulative expenditures on the current stage of each program. Program expenditures comprise external contract research and regulatory costs and exclude salaries and benefits and share-based compensation, which are not allocated by program. For MAVERIC, this reflects expenditures on the Phase III study. For CRD-38, this reflects expenditures on the current formulation optimization and IND-enabling studies. As next steps for the ARCHER Program remain under review, there is no current stage in respect of which expenditures are presented.

(5) The original target date for the Phase III MAVERIC trial was disclosed in the 2024 Annual MD&A; the original target date for the CRD-38 Program was disclosed in the 2025 Annual MD&A.

(6) The original cost estimate for the Phase III MAVERIC was disclosed in the 2024 Annual MD&A; the original cost estimate for the CRD-38 Program was disclosed in the 2025 Annual MD&A.

Variances in General and Administrative Expenses for Three and Six Months Ended June 30, 2026

	Three months ended June 30, 2026 ($)	Three months ended June 30, 2025 ($)	Six months ended June 30, 2026 ($)	Six months ended June 30, 2025 ($)
Administration	1,533,319	1,261,892	2,684,139	2,621,553
Depreciation of equipment	11,546	25,469	38,255	50,456
Corporate communications and Investor Relations	863,807	569,298	1,324,430	1,217,143
Salaries and benefits	771,561	737,056	2,928,487	2,449,175
Regulatory	141,819	122,636	212,764	211,329
Share-Based Compensation - Admin	1,419,812	2,228,126	2,311,172	3,066,472
Total General and Administrative Expenses	4,741,864	4,944,477	9,499,247	9,616,128

General and administration expenses slightly decreased to $9,499,247 for the six months ended June 30, 2026, compared to $9,616,128 for the six months ended June 30, 2025. The decrease was primarily due to a decrease in non-cash share-based compensation, partially offset by an increase in salaries and benefits. Share-based compensation fluctuates with the number, grant date and vesting terms of awards issued, and the decrease reflects the vesting profile of awards granted in the current and prior periods. Salaries and benefits increased as the Corporation expanded its operations. No other component of general and administration expenses varied by a material amount during the period.

General and administration expense slightly decreased to $4,741,864 for the three months ended June 30, 2026, compared to $4,944,477 for the three months ended June 30, 2025. The decrease was primarily due to a decrease in non-cash share-based compensation, partially offset by an increase in corporate communications, marketing, and investor relations and administration. Share-based compensation fluctuates with the number, grant date and vesting terms of Awards issued, and the decrease reflects the vesting profile of Awards granted in the current and prior periods. Corporate communications, marketing, and investor relations increased as the Corporation expanded its investor outreach activities commensurate with improving capital markets. Administration increased mainly as a result of a one-time consultant cost. No other component of general and administration expenses varied by a material amount during the period.

Use of Proceeds from Prior Offerings as of June 30, 2026

On October 10, 2024, the Corporation completed an offering (the “October 2024 Offering”) of 9,703,125 Common Shares for net proceeds of US$14,112,500 pursuant to a prospectus supplement dated October 8, 2024 (the “October 2024 Prospectus”). The following table compares the disclosure the Corporation previously made in the October 2024 Prospectus about how the Corporation intended to use the proceeds from the October 2024 Offering at that time compared to the Corporation’s actual use of proceeds from the October 2024 Offering as at June 30, 2026 and accounts for any variances between the two sets of disclosure. Figures in the below are translated to CAD from USD at a rate of 1.42.

	Anticipated Use of Proceeds(1)	Actual Use of Proceeds as at June 30, 2026
Support the clinical development of CardiolRx™ for the treatment of recurrent pericarditis	$20,036,022	$9,500,000
General and administrative expenses, working capital and other research and development expenses		$8,036,222

(1) The Corporation was not able to provide further details on the intended use of proceeds for the October 2024 Offering in the October 2024 Prospectus because, at the time of filing, the Corporation was waiting on delivery of the full trial results for Phase II MAVERIC program.

The Corporation may reallocate the remaining net offering proceeds from the October 2024 Offering depending upon its growth strategy relative to market and other conditions in effect at the time.

Timing and Expenditures for Programs as at December 31, 2025

Program	Original Target Date(5)	Target Date as of December 31, 2025	Cumulative Expenses Incurred to December 31, 2025 ($) (4)	Original Estimated Costs ($) (6)	Estimated Remaining Costs as of December 31, 2025 ($)
MAVERIC Program – Phase III trial	Q2 2026	Q2 2026	5,500,000	12,000,000	8,000,000	Note 1
CRD-38 Program – IND-enabling studies	H2 2026	H2 2026	N/A	2,000,000	2,000,000	Note 2
ARCHER Program – Next steps being assessed	N/A	N/A	N/A	N/A	N/A	Note 3

Notes:

(1) The Corporation initiated and has continued the progression of its pivotal Phase III MAVERIC trial. MAVERIC Program expenses increased to $1,632,824 and $6,301,699, respectively, for the three and twelve months ended December 31, 2025 (including $nil and $794,680, respectively, for the Phase II MAVERIC study), as the Phase II trial was closed down and Phase III trial sites were activated and recruitment initiated versus the three and twelve months ended December 31, 2024, expenses of $1,174,502 and $3,041,331, respectively, related to the completion and reporting of results of the Phase II MAVERIC study. If the Phase III MAVERIC trial meets its objectives, the details of next steps will be determined in consultation with regulatory agencies and the Corporation’s external clinical advisors. Based on a successful end-of-Phase II meeting with the U.S. FDA and subject to Phase III MAVERIC outcomes, Cardiol believes the results from Phase III MAVERIC will support a New Drug Application. The Corporation may involve a pharmaceutical industry partner to fund commercialization of CardiolRx™ for the treatment of recurrent pericarditis.

(2) The Corporation is initiating Investigational New Drug (“IND”)-enabling studies necessary to support a future IND application with the U.S. FDA to initiate first-in-human Phase I clinical studies. If Cardiol determines that the IND-enabling studies meet its objectives, next steps related to the clinical development of CRD-38 will be assessed in consultation with external clinical advisors and regulatory agencies. The total cost and timeline to complete the next steps of the clinical development program cannot be determined at this stage as this will depend on a variety of factors. The Corporation may involve a commercial partner from the pharmaceutical industry to fund the clinical development and commercialization of CRD-38.

(3) ARCHER expenses decreased to $95,682 and $2,172,189, respectively, for the three and twelve months ended December 31, 2025, versus the three and twelve months ended December 31, 2024, expenses of $1,227,276 and $5,310,037, respectively, as the study was completed and reported results in 2025. The Corporation is reviewing the full Phase II ARCHER results with key opinion leaders in myocarditis and heart failure, regulatory agencies, and representatives from the pharmaceutical industry to determine next steps. Following these discussions, the Corporation will provide an update regarding the timeline for completing potential additional clinical development programs based on the ARCHER data, as well as associated costs—all of which will depend on a variety of factors. The Corporation may involve a pharmaceutical industry partner to support additional clinical development and commercialization of CardiolRx™ and CRD-38 for the treatment of myocarditis, and other inflammatory cardiac conditions including heart failure.

(4) Expenses incurred represent cumulative expenditures on the current stage of each program. Program expenditures comprise external contract research and regulatory costs and exclude salaries and benefits and share-based compensation, which are not allocated by program. For MAVERIC, this reflects expenditures on the Phase III study. For CRD-38, no expenditures were incurred on the current IND-enabling studies. As next steps for the ARCHER Program remain under review, there is no current stage in respect of which expenditures are presented.

(5) The original target date for the Phase III MAVERIC trial was disclosed in the 2024 Annual MD&A; the original target date for the CRD-38 Program was disclosed in the 2025 Annual MD&A.

(6) The original cost estimate for the Phase III MAVERIC was disclosed in the 2024 Annual MD&A; the original cost estimate for the CRD-38 Program was disclosed in the 2025 Annual MD&A.

Variances in General and Administrative Expenses for Three and Twelve Months Ended December 31, 2025

	Three months ended December 31, 2025 ($)	Three months ended December 31, 2024 ($)	Twelve months ended December 31, 2025 ($)	Twelve months ended December 31, 2024 ($)
Administration	1,324,908	1,292,487	5,103,790	4,956,804
Depreciation of equipment	25,976	48,492	101,983	162,755
Amortization of intangible assets	-	-	-	210,358
Corporate communications and Investor Relations	760,324	863,629	2,476,628	3,717,030
Salaries and benefits	624,877	690,170	3,827,178	3,749,815
Regulatory	174,284	27,406	449,984	551,297
Share-Based Compensation - Admin	2,377,816	2,838,371	8,338,272	12,916,462
Total General and Administrative Expenses	5,288,185	5,760,555	20,297,835	26,264,521

General and administration expenses decreased to $20,297,835 for the year ended December 31, 2025, compared to $26,264,521 for the year ended December 31, 2024. The decrease was primarily due to a decrease in non-cash share-based compensation and corporate communications, marketing, and investor relations. Share-based compensation fluctuates with the number, grant date and vesting terms of awards issued, and the decrease reflects the vesting profile of awards granted in the current and prior periods. Corporate communications, marketing, and investor relations decreased as the Corporation slowed its investor outreach activities commensurate with declining capital markets. No other component of general and administration expenses varied by a material amount during the period.

General and administration expenses decreased to $5,288,185 for the three months ended December 31, 2025, compared to $5,760,555 for the three months ended December 31, 2024. The decrease was primarily due to a decrease in non-cash share-based compensation. Share-based compensation fluctuates with the number, grant date and vesting terms of Awards issued, and the decrease reflects the vesting profile of Awards granted in the current and prior periods. No other component of general and administration expenses varied by a material amount during the period.

Use of Proceeds from Prior Offerings as of December 31, 2025

On October 10, 2024, the Corporation completed the October 2024 Offering pursuant to the October 2024 Prospectus. The following table compares the disclosure the Corporation previously made in the October 2024 Prospectus about how the Corporation intended to use the proceeds from the October 2024 Offering at that time compared to the Corporation’s actual use of proceeds from the October 2024 Offering as at December 31, 2025 and accounts for any variances between the two sets of disclosure. Figures in the below are translated to CAD from USD at a rate of 1.37.

	Anticipated Use of Proceeds(1)	Actual Use of Proceeds as at December 31, 2025
Support the clinical development of CardiolRx™ for the treatment of recurrent pericarditis	$19,320,013	$5,500,000
General and administrative expenses, working capital and other research and development expenses		$7,320,013

(1) The Corporation was not able to provide further details on the intended use of proceeds for the October 2024 Offering in the October 2024 Prospectus because, at the time of filing, the Corporation was waiting on delivery of the full trial results for Phase II MAVERIC program.

The Corporation may reallocate the remaining net offering proceeds from the October 2024 Offering depending upon its growth strategy relative to market and other conditions in effect at the time.

PLAN OF DISTRIBUTION

Cardiol, having considered its business objectives and milestones and the dollar value of securities that it reasonably expects to distribute within 25-month period, has determined to set the aggregate initial offering price of any securities issued under this Prospectus at US $150,000,000. The Corporation acknowledges that this amount exceeds the aggregate amount of the estimated costs of its disclosed milestones. The Corporation has nonetheless decided to proceed with the Prospectus of this size for a number of reasons, including: (i) Cardiol will be required to file a prospectus supplement for any warrant shares issuable in connection with a unit offering, including for the US $16,791,875 of shares and warrants previously issued, if one is undertaken pursuant to this Prospectus, thus further reducing the available space under the Prospectus; (ii) the development of pharmaceutical product candidates is subject to significant inherent uncertainty, and the amount and timing of the Corporation’s capital requirements may differ materially from these expectations, factors substantially outside the Corporation’s control may require additional expenditures, or the acceleration of expenditures, relative to its current plans; (iii) positive data may itself create capital requirements not reflected in the milestones set out herein, favourable results in an ongoing study may support expansion into additional indications, the initiation of confirmatory or registrational studies, the earlier commencement of a subsequent trial than currently contemplated, investment in manufacturing scale-up and commercial supply, regulatory submissions in one or more jurisdictions, and the build-out of pre-commercial capabilities; and (iv) Cardiol may also identify opportunities to in-license, acquire or otherwise invest in complementary product candidates, technologies or businesses. Please see below under the subheading “Milestones and Business Objectives” for a discussion of some of the quantitative factors that may increase the Corporation’s cost requirements.

We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including (a) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities. To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers, or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Warrants, or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants, or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants, or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants, or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs, and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The Corporation had negative operating cash flow in recent years and generated negative cash flows from operating activities during its most recent year-ended December 31, 2025. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of proceeds from Offerings to fund such negative cash flow. See the Annual Information Form, the Annual MD&A, and the Interim MD&A under “Risk Factors”.

Cardiol does not have any specific planned acquisitions at this time, including any that would meet the definition of a “probable” acquisition as defined within Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations.

All expenses relating to an Offering and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

Milestones and Business Objectives

The table below sets forth certain of the Corporation’s milestones and business objectives and the estimated timeframe for completion and estimated costs to complete those milestones and business objectives. The material factors or assumptions used to develop the estimated costs disclosed in the table below are included under the heading “Forward Looking Information” and “Risk Factors”. The actual amount that the Corporation spends in connection with each of the intended milestones and business objectives will depend on several factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus or unforeseen events.

Milestones and Business Objectives(1)	Estimated Timeframe for Completion(2)	Estimated Cost(4)
Complete Phase III study in recurrent pericarditis with CardiolRxTM(5), (6)	H1 2027	$5,000,000
Complete New Drug Application	TBD(7)	$5,000,000
Advance IND-enabling work for CRD-38(5), (8)	H1 2027	$4,000,000
Complete Phase I study with CRD-38	H2 2027	$3,000,000
Initiate Phase II study with CRD-38	TBD(3)	$10,000,000

Notes:

(1) There may be circumstances where, for sound business reasons, the Corporation reallocates the funds or determines not to proceed with a milestone.

(2) The total expenditure may be incurred by the Corporation after the relevant period that is indicated as the target timeframe for completion.

(3) If the Corporation determines that the study has met its objectives, it currently expects to undertake the next steps in its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with its external clinical advisors and regulatory agencies. The timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors.

(4) The estimated costs above exclude an estimated $2,500,000 – $3,000,000 per quarter of cash general and administrative costs. Significant components of general and administrative costs include administration costs, insurance; professional fees; regulatory costs; corporate communications and investor relations; and salaries and benefits. The undertaking of any additional programs or the establishment of commercial capabilities would also require a corresponding increase in general and administrative expenditures beyond current estimated levels. The foregoing estimate of general and administrative costs reflects cash amounts only and do not include non-cash components like share-based compensation.

(5) The Corporation considers these to be its next significant milestones. The Corporation currently has sufficient non-contingent financial resources to fund operations and capital requirements associated with achieving these milestones. Additional milestones noted in this table may require further financing, which may come from licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements.

(6) In April 2026, the Corporation announced that the MAVERIC trial had exceeded 75% of its patient enrollment objective and the Corporation awaits the completion of 100% enrollment.

(7) If the MAVERIC trial meets its objectives, the details of next steps will be determined in consultation with regulatory agencies and the Corporation’s external clinical advisors. Based on a successful end-of-Phase II meeting with the U.S. FDA and subject to MAVERIC outcomes, Cardiol believes the results from MAVERIC will support a New Drug Application. The Corporation may involve a pharmaceutical industry partner to fund commercialization of CardiolRx™ for the treatment of recurrent pericarditis. To the extent the Corporation does not enter into such an arrangement and based on the estimated commercialization expenditures of comparable companies launching therapies for rare cardiovascular indications, the Corporation estimates that costs related to establishing commercial capabilities for CardiolRx™ in the United States could be in the range of $40,000,000 to $50,000,000.

(8) The Corporation expects to complete formulations optimization work and preclinical toxicology studies sufficient to support the filing of an investigational new drug application.

In addition to the milestones and business objectives set out in the table above, Cardiol may allocate funds to the development of an additional orphan program or discovery research studies to be undertaken in new product candidates, the details of which will be determined in conjunction with its internal and external advisors. The development of an additional orphan program could range in cost from $10,000,000 to $30,000,000, depending on the indication selected, the stage at which the program is initiated, and whether clinical studies are conducted in one or more jurisdictions. The Corporation has not estimated the cost of discovery research. Expenditures of this nature depend on the product candidates or technologies identified, the terms on which they may be acquired or licensed, the stage of development at which they are acquired, and the capital available at the relevant time. Such opportunities cannot be predicted, may require significant capital, and may need to be funded on short notice.

Any decision relating to the commercialization of our product candidates will require compliance with applicable laws relating to drug manufacturing and distribution, including obtaining health regulatory approvals and other approvals in jurisdictions where our product candidates may be considered a “controlled substance”.

SELLING SECURITYHOLDERS

The Prospectus may also from time to time, relate to the Offering of Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (iii) the number of Securities being distributed for the accounts of each Selling Securityholders; (iv) the number of Securities to be beneficially owned, controlled, or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether such Securities are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates such Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to such Selling Securityholder in the aggregate and on a per Security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 – Short Form Prospectus, and, if applicable, each Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Securityholder may distribute Securities pursuant to an “at-the-market distribution” in Canada.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Corporation as at June 30, 2026, other than as modified by the footnotes at the base of the table below. Other than as described below, there has not been any material change in the share capital of the Corporation since June 30, 2026.

Designation	Authorized		Issued		As at June 30, 2026 (unaudited)
Cash and cash equivalents					$26,081,066
Share capital	Unlimited		115,884,728	(1)	$221,007,004
Warrants	10,074,039	(1)	10,074,039	(1)	$2,820,121
Contributed surplus	--		--		$30,175,187
Deficit	--		--		$(229,973,391)
Total Capitalization					$24,028,921

(1) Subsequent to June 30, 2026, the Corporation issued 4,775,717 Common Shares, including 3,085,000 Common Shares issued upon the exercise of warrants, 1,172,593 Common Shares issued upon the vesting and settlement of performance share units, 510,624 Common Shares issued upon the vesting and settlement of restricted share units, and 7,500 Common Shares issued upon the vesting and settlement of stock options.

PRICE RANGE AND TRADING VOLUME

Common Shares

The Common Shares are listed for trading on the TSX and the Nasdaq under the trading symbol "CRDL". The Common Shares commenced trading on the TSX on December 20, 2018, and on the Nasdaq on August 10, 2021. On September 14, 2026, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.77 per Common Share, and the closing price of the Common Shares on the Nasdaq was US$1.99 per Common Share.

The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated:

Month	High ($)	Low ($)	Trading Volume
September 1-14, 2026	3.23	2.70	2,825,870
August 2026	3.15	1.80	5,280,570
July 2026	1.85	1.37	2,234,316
June 2026	1.75	1.43	915,990
May 2026	1.92	1.68	1,047,223
April 2026	2.33	1.76	3,583,705
March 2026	1.92	1.22	3,552,163
February 2026	1.49	1.28	1,405,384
January 2026	1.57	1.28	1,554,201
December 2025	1.55	1.24	2,324,396
November 2025	1.63	1.35	1,686,709
October 2025	1.93	1.41	3,702,110
September 2025	1.65	1.43	2,747,822
August 2025	2.05	1.31	4,754,442
July 2025	2.17	1.56	2,675,750

The following tables set forth information relating to the trading of the Common Shares on the Nasdaq for the periods indicated:

Month	High (US$)	Low (US$)	Trading Volume
September 1-14, 2026	2.34	1.93	13,985,003
August 2026	2.28	1.21	31,407,722
July 2026	1.32	0.96	20,062,694
June 2026	1.27	1.00	7,828,481
May 2026	1.40	1.21	7,547,751
April 2026	1.71	1.28	15,988,202
March 2026	1.39	0.90	19,045,068
February 2026	1.10	0.93	6,873,992
January 2026	1.08	0.94	6,531,989
December 2025	1.12	0.88	13,277,781
November 2025	1.16	0.94	7,677,481
October 2025	1.38	0.99	17,873,568
September 2025	1.19	1.02	16,943,681
August 2025	1.49	0.94	28,692,118
July 2025	1.59	1.14	8,070,852

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Corporation has issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
July 29, 2025(2)	50,000	N/A
August 7, 2025(2)	10,067	N/A
August 8, 2025(2)	7,426	N/A
August 15, 2025(2)	50,000	N/A
August 15, 2025(1)	26,750	N/A

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
August 18, 2025(1)	18,750		N/A
August 18, 2025(2)	298,000		N/A
August 20, 2025(2)	7,732		N/A
August 21, 2025(4)	1,236,363		N/A
August 26, 2025(4)	487,637		N/A
August 29, 2025(2)	13,158		N/A
August 29, 2025(1)	75,250		N/A
September 3, 2025(2)	300,000		N/A
September 4, 2025(2)	4,819		N/A
September 8, 2025(1)	110,002		N/A
September 22, 2025(4)	817,500		N/A
September 22, 2025(2)	7,813		N/A
September 25, 2025(4)	272,500		N/A
October 1, 2025(2)	36,534		N/A
October 1, 2025(1)	133,334		N/A
October 6, 2025(2)	6,997		N/A
October 7, 2025(2)	88,667		N/A
October 17, 2025	9,955,000	US$	1.00
October 20, 2025	1,470,000	US$	1.00
October 21, 2025(2)	310,000		N/A
October 23, 2025(2)	50,000		N/A
October 27, 2025(2)	8,152		N/A
November 7, 2025(2)	483,242		N/A
November 10, 2025(2)	100,000		N/A
November 18, 2025(2)	10,000		N/A
November 26, 2025(1)	20,300		N/A
December 5, 2025(2)	66,381		N/A
December 15, 2025(2)	14,643		N/A
December 31, 2025(2)	48,037		N/A
January 23, 2026	11,423,078	C$	1.30
January 29, 2026(2)	63,304		N/A
February 13, 2026(2)	73,641		N/A
March 3, 2026(2)	55,052		N/A
April 2, 2026(2)	42,680		N/A
April 6, 2026(2)	150,000		N/A
April 7, 2026(2)	218,197		N/A
April 9, 2026(4)	1,279,671		N/A
April 10, 2026(2)	300,000		N/A
April 10, 2026(1)	12,500		N/A
April 20, 2026(2)	19,806		N/A
April 22, 2026(5)	700,000	US$	1.35
April 24, 2026(5)	400,000	US$	1.35
April 27, 2026(5)	250,000	US$	1.35
May 1, 2026(2)	27,302		N/A
June 1, 2026(2)	53,313		N/A
June 5, 2026(2)	550,000		N/A
June 10, 2026(2)	9,175		N/A
July 2, 2026(2)	57,128		N/A
July 10, 2026(2)	9,524		N/A
July 13, 2026(1)	26,750		N/A
July 28, 2026(2)	200,000		N/A
August 4, 2026(2)	49,223		N/A
August 11, 2026(2)	100,000		N/A
August 11, 2026(4)	495,318		N/A
August 18, 2026(4)	206,369		N/A
August 18, 2026(1)	180,250		N/A

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
August 18, 2026(5)	122,500	US$	1.35
August 18, 2026(3)	7,500	C$	1.61
August 19, 2026(1)	177,500		N/A
August 21, 2026(1)	42,624		N/A
August 21, 2026(5)	100,000	US$	1.35
August 27, 2026(1)	13,500		N/A
August 27, 2026(5)	825,000	US$	1.35
August 28, 2026(1)	70,000		N/A
August 28, 2026(5)	312,500	US$	1.35
August 31, 2026(5)	50,000	US$	1.35
September 2, 2026(2)	55,031		N/A
September 2, 2026(5)	1,500,000	US$	1.35
September 8, 2026(5)	175,000	US$	1.35
TOTAL	36,998,490		N/A

Notes:

(1) Common Shares issued pursuant to the exercise of restricted share units.

(2) Common Shares issued pursuant to the exercise of performance share units.

(3) Common Shares issued pursuant to the exercise of stock options.

(4) Common Shares issued pursuant to settlement of payables for performance share units.

(5) Common Shares issued pursuant to exercise of warrants.

During the 12 months preceding the date of this Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices
July 29, 2025(1)	Performance Share Units	50,000		N/A
August 12, 2025(1)	Performance Share Units	1,724,000		N/A
August 18, 2025(1)	Performance Share Units	298,000		N/A
September 1, 2025(1)	Performance Share Units	10,000		N/A
September 3, 2025(1)	Performance Share Units	326,000		N/A
September 4, 2025(1)	Performance Share Units	40,000		N/A
September 17, 2025(1)	Performance Share Units	1,090,000		N/A
September 30, 2025(1)	Restricted Share Units	147,242		N/A
October 1, 2025(1)	Performance Share Units	35,000		N/A
October 17, 2025(1)	Warrants	4,977,500	US$	1.35
October 20, 2025(1)	Warrants	735,000	US$	1.35
October 31, 2025(1)	Performance Share Units	2,000,000		N/A
November 7, 2025(1)	Performance Share Units	586,000		N/A
December 3, 2025(1)	Stock Options	2,620,000	C$	1.40
December 3, 2025(1)	Stock Options	490,000	US$	1.00
December 5, 2025(1)	Performance Share Units	65,000		N/A
December 30, 2025(1)	Restricted Share Units	189,021		N/A
December 31, 2025(1)	Performance Share Units	6,535		N/A
January 23, 2026(1)	Warrants	5,711,539	C$	1.75
February 12, 2026(1)	Performance Share Units	215,000		N/A
March 3, 2026(1)	Performance Share Units	8,342		N/A
March 27, 2026(1)	Performance Share Units	1,279,671		N/A
April 2, 2026(1)	Performance Share Units	567,075		N/A
April 10, 2026(1)	Performance Share Units	300,000		N/A
April 20, 2026(1)	Performance Share Units	5,906		N/A
June 1, 2026(1)	Performance Share Units	17,642		N/A
June 4, 2026(1)	Performance Share Units	400,000		N/A
June 30, 2026(1)	Restricted Share Units	105,238		N/A
July 2, 2026(1)	Performance Share Units	21,911		N/A
July 28, 2026(1)	Performance Share Units	300,000		N/A
August 4, 2026(1)	Performance Share Units	515,403		N/A

Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices
August 18, 2026(1)	Performance Share Units	200,000	N/A
September 1, 2026(1)	Performance Share Units	70,692	N/A
September 3, 2026(1)	Performance Share Units	50,000	N/A
TOTAL		25,157,717	N/A

Notes:

(1) Stock options, restricted share units, performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each stock option, restricted share unit, performance share unit, and warrant is exercisable for one Common Share.

RISK FACTORS

An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in any Securities, prospective investors should carefully consider, in light of their own financial circumstances, the risks described in this Prospectus including the risks described in the documents incorporated by reference or deemed to be incorporated by reference in this Prospectus including in the applicable Prospectus Supplement, the Annual Information Form, the Annual MD&A, and the Interim MD&A under “Risk Factors”. See “Documents Incorporated by Reference”.

Risks Relating to the Offerings and the Securities

Our Common Shares are subject to market price volatility

The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

The Annual Information Form, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.

The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.

We may issue additional Common Shares in the future

The Corporation’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.

Forward looking information may prove to be inaccurate

Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.

Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and trading volume could decline

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Corporation or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.

We do not currently, and have no plans to, pay dividends on our Common Shares

Our current policy is to retain earnings to finance the development and enhancement of our product candidates and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do determine to pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

Holders of equity-based awards may be required to sell Common Shares for tax purposes

Holders of options, performance share units, restricted share units, deferred share units, and other share-based awards to purchase Common Shares may have an immediate income inclusion for tax purposes when they exercise these awards (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of these awards in the same year that they exercise. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by management and our employees.

We may use the proceeds of the Offering for purposes other than those set out in this Prospectus

The Corporation currently intends on allocating the net proceeds received from any Offerings as described under the heading “Use of Proceeds” in this Prospectus. However, the Corporation’s management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of the Corporation to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

Issuances of our equity securities in the future may result in dilution to current shareholders

Our articles of incorporation and by-laws allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s Board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Corporation is a “foreign private issuer” under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation

In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Corporation will cease to be an “emerging growth company,” which will increase its reporting and compliance obligations.

The Corporation currently qualifies as an “emerging growth company” as defined in Section 3(a) of the U.S. Exchange Act, and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of U.S.$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three-year period, issued more than U.S.$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be U.S.$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile.

The Corporation expects to cease to qualify as an emerging growth company as of December 31, 2026, which will be the last day of the fiscal year following the fifth anniversary of the Corporation’s first sale of common equity securities pursuant to an effective registration statement under the U.S. Securities Act. Upon losing emerging growth company status, the Corporation will no longer be entitled to rely on certain exemptions and reduced disclosure requirements that are available to emerging growth companies. These accommodations currently include, among others, exemptions from certain disclosure obligations and the exemption from the requirement to obtain an auditor attestation report on the effectiveness of the Corporation’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As a result, following the loss of emerging growth company status (presuming no other reporting accommodations are available to it), the Corporation will be required to comply with additional reporting, disclosure, governance and internal control requirements applicable to public companies that are not emerging growth companies.

Compliance with these additional requirements is expected to increase the Corporation’s legal, accounting, audit, insurance and other compliance expenses. In addition, the Corporation’s management and other personnel may be required to devote significant time and attention to these requirements, including the design, implementation, documentation, testing and assessment of internal control over financial reporting and disclosure controls and procedures. These obligations may divert management’s attention from the Corporation’s business, operations and strategic objectives.

The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2025, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from this Offering, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 120,660,445 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.

DESCRIPTION OF DEBT SECURITIES

We may issue Debt Securities. The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number, and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	any terms, procedures, and limitations relating to the transferability, exchange, or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities, or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Prospective purchasers of Securities may be subject to tax consequences in Canada and abroad in respect of their acquisition, holding and/or disposition of Securities. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder, including, the Canadian income and/or withholding tax consequences applicable to investors who are non-residents of Canada.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus Supplement and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Internal Revenue of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale or other integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes) or that hold securities in connection with a trade or business, permanent establishment, or fixed base outside the United States, persons that own directly, indirectly or through attribution, 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2025, and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax return for the tax year with respect to which the form should have been filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions

Subject to the discussion above under “Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Dividends paid on Common Shares will not be eligible for the “dividends received deduction” allowed to U.S. corporations.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq Capital Market. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income “Medicare” Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws certain U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. income tax return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U.S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938. U.S. Holders paying more than U.S.$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and may also be subject to backup withholding tax, currently at the rate of 24%, unless the U.S. Holder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption from backup withholding. In addition, if we are not provided with a U.S. Holder’s correct taxpayer identification number or other adequate basis for exemption the U.S. Holder may be subject to certain penalties imposed by the IRS. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. PERSONS CONSIDERING PURCHASING ANY COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO THEM OF ACQUIRING, OWNING AND DISPOSING OF COMMON SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PROMOTER

Mr. David Elsley may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof, Mr. Elsley owns 1,344,500 Common Shares, representing 1.11% of the outstanding Common Shares.

Mr. Elsley is relying on the criteria set forth in Coordinated Blanket Order 41-930 Exemptions from Certain Prospectus and Disclosure Requirements dated April 17, 2025, from the need to provide an independent promoter certificate provided that the prospectus includes a certificate signed by that individual in a capacity other than that of a promoter.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Odyssey Trust Company, Trader’s Bank Building 702 – 67 Yonge Street, Toronto, ON M5E 1J8.

INTEREST OF EXPERTS

BDO Canada LLP, the external auditor of the Corporation, provided an auditors’ report on the audited financial statements of the Corporation for the years ended December 31, 2025 and 2024.

INDEPENDENT AUDITOR

Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario, report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

EXEMPTIONS

Exemption from French Translation Requirements

The Corporation has been granted exemptive relief from the Autorité des marchés financiers (“AMF”) from the requirement that this Prospectus as well as the documents incorporated by reference herein and any applicable Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an “at-the-market” distribution be filed with the AMF in the French language. This exemptive relief was granted on the condition that this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein be filed with the AMF in the French language if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.